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Via EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	OCI Partners LP

Schedule TO-T/13E-3 filed June 4, 2018

Amendment 1 filed June 8, 2018

Amendment 2 filed June 19, 2018

Filed by OCI N.V. and OCIP Holding II LLC

File No. 005-87970

Dear Ms. Chalk:

This letter sets forth the responses of OCI N.V. (“OCI”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 18, 2018 (the “Comment Letter”) with respect to the Schedule TO-T/13E-3 initially filed by OCI on June 4, 2018 (as amended, the “Schedule TO-T/13E-3”) relating to the offer (the “Offer”) by OCI and its indirect, wholly owned subsidiary, OCIP Holding II LLC, to purchase all of the outstanding common units representing limited partner interests (the “Common Units”) in OCI Partners LP (the “Partnership”) that are not currently held by OCI and its affiliates. The responses below have been prepared and are being provided by OCI, which has authorized Latham & Watkins LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 3 to the Schedule TO-T/13E-3 (“Amendment No. 3”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

June 25, 2018

General

1.	We note that Nassef Sawiris is the Chief Executive Officer of OCI and a director of the General Partner of OCIP. Explain why Mr. Sawiris is not an affiliated engaged in this going private transaction, or include him as an individual filer on the Schedule 13E-3 and provide all of the disclosure required by that Schedule as to him individually.

Response: We do not believe that Mr. Sawiris is an affiliate who is engaged in the going-private transaction and, therefore, we do not believe he should be considered a filing person required to file a Schedule 13E-3 and to furnish the required disclosure.

Mr. Sawiris does not control OCI and is not an affiliate of OCI.

We respectfully direct the Staff to Rule 13e-3(a)(1), which defines an affiliate of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Rule 12b-2 under the Securities Exchange Act of 1934, as amended, defines control as the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Mr. Sawiris does not, directly or indirectly through one or more intermediaries, possess the power to direct or cause the direction of the management and policies of OCI, whether through the ownership of voting securities, by contract, or otherwise. While Mr. Sawiris is the Chief Executive Officer of OCI, OCI’s management and policies are directed by a majority-independent board of directors. Additionally, while Mr. Sawiris owns a substantial amount of voting securities of OCI, he does not own a sufficient amount of voting securities to elect a majority of the directors of OCI, nor is he able to pass or veto any stockholder proposal by virtue of his security ownership in OCI.

Mr. Sawiris is not an affiliate of the Partnership by virtue of his membership on the board of directors of the Partnership and does not control the Partnership.

In the Staff’s guidance as set forth in Section II.D.3 of the Staff’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 and Section 201.05 of the Going Private Interpretations (the “Staff’s Guidance”), the Staff has construed members of senior management to be affiliates engaged in a going-private transaction in circumstances where the transaction will be effected through a merger of the issuer when the issuer’s management ultimately would (i) hold a material amount of the surviving company’s outstanding equity securities, (ii) occupy seats on the board of the company in addition to senior management positions, and (iii) otherwise be in a position to ”control” the surviving company. As explained below, we do not believe that any of the foregoing elements are present in the current transaction. We further note that this is not a transaction in which management of the issuer obtains an equity stake or gains control as a result of the going-private transaction.

First, the intended result of the going-private transaction is that OCI would own all of the outstanding Common Units of the Partnership. Accordingly, Mr. Sawiris will not be the beneficial owner of any Common Units. In addition, Mr. Sawiris has not negotiated and is not expected to negotiate with OCI GP LLC (the “General Partner”) or OCI with respect to his equity participation in OCI as a result of the transaction.

June 25, 2018

Second, while Mr. Sawiris may continue to hold a position on the board of directors of the General Partner (the “GP Board”), this position is not a result of the going private transaction or an agreement with OCI. Rather, this board position is held in the course of his employment at OCI. We note that OCI, by virtue of its ownership of the General Partner, currently has the right to appoint all of the directors (including independent directors) of the General Partner and therefore the Partnership is “controlled by” OCI. Following the consummation of the going-private transaction, the Partnership will be a wholly owned subsidiary of OCI, and the Partnership will continue to be subject to the “control” of OCI. If the going-private transaction is consummated, then we expect OCI will reevaluate the size and composition of the GP Board, and it may reduce the size of the GP Board and replace some or all of the current directors.

Third, because Mr. Sawiris does not control OCI, he will not be in any position to “control” the Partnership by virtue of his ownership interest in OCI. Accordingly, Mr. Sawiris will not have the ability, through his position individually or as a member of a management or director group, to direct or cause the direction of the management and policies of the Partnership after the going-private transaction. There further exist no agreements or other bases through which senior management have acted or will act as a “group” with respect to the management of the Partnership after the going-private transaction.

Even if Mr. Sawiris is an affiliate of the issuer, he is not “engaged in” the going-private transaction.

According to the Staff’s Guidance, an important aspect of determining whether an affiliate of an issuer is “engaged in” a going private transaction is whether such affiliate is essentially “on both sides” of the transaction and whether such affiliate of the issuer will be in “control” of the issuer’s business both before and after the consummation of the transaction.

The transaction in question is a tender offer and the Offer is not being made pursuant to any business combination agreement or other negotiated agreement, and Mr. Sawiris is not engaged in any discussions on behalf of the Partnership in respect of the Offer. The board of directors (the “GP Board”) of OCI GP LLC (the “General Partner”) authorized the conflicts committee (the “Conflicts Committee”) exclusively to consider and evaluate whether to recommend that the Partnership’s unitholders tender their Common Units to OCI or its affiliates: no other person or group was authorized to consider or evaluate the Offer on behalf of the Partnership. Mr. Sawiris had no involvement or authority on behalf of the Partnership in the discussions described in the Offer to Purchase under the heading “Special Factors—Background of the Offer.” To this end, the responsibility of making a statement pursuant to Rule 14e-2 regarding the Offer was delegated to the Conflicts Committee.

In addition, OCI did not enter into any understanding or agreement with Mr. Sawiris with respect to his ownership of Common Units, with respect to the Offer or the transactions contemplated thereby. Accordingly, Mr. Sawiris did not participate on behalf of the General Partner through negotiation of any merger agreement, employment agreement or otherwise in connection with the going-private transaction.

For these reasons, we respectfully submit that all required material disclosure regarding Mr. Sawiris has already been communicated to unitholders. Any additional disclosure with respect to Mr. Sawiris would essentially be redundant of the existing disclosure with respect to OCI.

June 25, 2018

2.	Throughout the Offer to Purchase, you note that currently you intend to conduct a Buyout of any remaining Units not tendered and purchased in the Offer, but that there can be no assurance that the Buyout will take place. Obviously it is critically important for Unit holders facing a decision whether to tender to know what will happen after the Offer. If it is currently your intention to conduct the Buyout, throughout the Offer to Purchase where you reference it, specifically describe those facts and circumstances that could change and cause you not to proceed with a Buyout after this Offer. We note your statement on page 4 of the Offer to Purchase that one factor that might lead to a decision not to conduct the Buyout would be if the Formula Price exceeds the Offer Price. Are there other factors? Please be as specific as possible in identifying the circumstances upon which your decision whether or not to proceed with a Buyout will be based.

Response: We acknowledge the Staff’s comment. OCI has determined that the only factor that may lead it to change its intent with respect to the Buyout is whether the Formula Price exceeds the Offer Price. We have revised the Offer to Purchase on pages 2 and 7 of Amendment No. 3 to reflect the same.

3.	See our last comment above. Where appropriate throughout the Offer to Purchase, clarify how the Formula Price in the Buyout would be determined if the units no longer trade on the NYSE after the Offer and there were no affiliated purchases during the 90-day period prior to the Buyout.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 2 of Amendment No. 3.

Exhibit	(a)(1)(I) – Special Factors – Background of the Offer, page 10

4.	Where you reference the December 6, 2016 proposal by OCI to purchase all Units of OCIP for .52 share of OCI that it did not already own, revise to disclose the cash value of that consideration at that time, as compared to the value of the Units at that time.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 3 of Amendment No. 3.

5.	See our last comment above. Provide more details about the “impasse” at the Conflicts Committee that resulted in this proposal to acquire the Units being abandoned.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 3 of Amendment No. 3.

6.	With respect to the purchases by OCI of 7,276,549 Units in OCIP in privately negotiated purchases in December 2017, provide your analysis in your response letter as to why such purchases did not constitute the first step in a series of transactions resulting in the delisting or deregistration of the Units under Rule 13e-3. Your analysis should be more fulsome than the conclusory assertion on page 10 and should address not only the purposes but also the effects of the purchases. See Rule 13e-3(a)(3)(ii).

Response: Whether a transaction is part of a series of transactions constituting an integrated Rule 13e-3 transaction is based on the “particular facts and circumstances of each situation.” See Question and Answer No. 4 of SEC Release No. 34-17719 (“SEC Q&A No. 4”). The repurchase of Units in privately negotiated purchases in December 2017 (the “Repurchase”) was not the first in a series of integrated going-private steps for the reasons set forth below.

June 25, 2018

OCI did not participate in the Repurchase for the purpose of acquiring and “taking private” the Partnership; instead, OCI entered into the Repurchase in response to overtures from holders of Common Units who were unable to exit their positions in the public markets due to the small size of the public float of Units and their attendant lack of liquidity. These investors had for many months prior to the Repurchase requested that OCI purchase their Units. The board of directors of OCI approved the Repurchase for purposes independent of and unrelated to the Offer. Specifically, the board of directors of OCI deemed the Repurchase to be a prudent investment at the time and a means of providing liquidity to these unitholders in light of the historical low trading volume of the Common Units. The board of directors of OCI was not, at the time of such determination, entertaining any plans, proposals or negotiations relating to any other transactions that could produce the effect described in Rule 13e-3(a)(3)(ii). In fact, after the Repurchase, other investors expressed interest in selling their Units to OCI, which would have brought OCI closer to the threshold at which they could exercise the Buyout, however, OCI did not entertain such offers.

SEC Q&A No. 4 states, “a transaction effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the result sought to be achieved would be a part of a series of transactions constituting a Rule 13e-3 transaction.”

We do not believe that the Repurchase increased the probability of success of the Offer. It is likely that, had the investors not sold units in the Repurchase, based on the historical low trading volume of the Units, those investors would continue to have relatively large positions in a relatively illiquid security. As a result, the investors who sold their Units in the Repurchase at a price of $8.40, which is $3.10 below the Offer Price, would have been motivated to tender at the Offer Price had they still owned those Units. Additionally, while the Repurchase may have had the practical effect of reducing the aggregate expense of the Offer, as discussed above, the Repurchase was not effected with such a view or intent.

Purpose of and Reasons for the Offer, page 11

7.	For the factors listed here and considered by OCI in deciding to proceed with the Offer, explain how it analyzed each. For example, in the first bullet point, how did OCI consider the prospects and business strategy of OCIP? Industry trends? The nature of the ammonia and methanol production business?

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 4 of Amendment No. 3.

8.	Describe the various other strategic alternatives OCI considered with respect to its interest in OCIP (referenced in the third bullet point in this section) and why it elected to pursue this Offer over those alternatives.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 5 of Amendment No. 3.

The Position of OCI Regarding the Fairness of the Offer and the Buyout, page 12

June 25, 2018

9.	In this section, describe how OCI considered the prices it paid for Units in April 2015 ($17.13) and November 2014 ($20.03), which was much higher than the Offer price.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 5 of Amendment No. 3.

10.	Expand this section to describe how OCI analyzed and evaluated the factors listed here to reach a conclusion that the Offer price is fair to unaffiliated Unit holders.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 6 of Amendment No. 3.

11.	Revise to address fairness to unaffiliated Unit holders of OCIP (rather than or in addition to OCI).

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to the section entitled “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout” in the Offer to Purchase, in which OCI (i) states that it and its management have concluded that the Offer is both financially and procedurally fair to holders of Units that are not affiliates of OCI and (ii) discusses the factors that led to this conclusion.

12.	Explain why OCI is opining on the fairness of the Buyout, while expressly stating it may not undertake it. Consider whether this confuses shareholders about whether those who do not tender will be cashed out in a second-step Buyout.

Response: We acknowledge the Staff’s comment and refer them to our revised disclosure on pages 2, 3 and 8 of Amendment No. 3 where OCI expressly states that it will consummate the Buyout, subject to the conditions thereof.

13.	Expand or break down the third bullet point on page 13 to explain how OCI considered these factors to reach a conclusion of fairness.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 6 of Amendment No. 3.

14.	With respect to the Buyout generally, it would appear that Rule 13e-3 will apply. Please discuss your intentions regarding complying with Rule 13e-3 for the Buyout or if you don’t believe it would apply, explain why in your response letter.

Response: We are in agreement that Rule 13e-3 will apply to the Buyout and have filed a Rule 13e-3 Transaction Statement in that connection. We intend to continue to comply with the requirements of Rule 13e-3.

15.	Provide the anticipated timeframe for the debottlenecking project referenced on page 14 which you expect to improve the operations of OCIP.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 6 of Amendment No. 3.

June 25, 2018

Conditions to the Offer, page 39

16.	Refer to the second to last paragraph in this section on page 41. Please revise to avoid the implication that you may delay asserting or waiving an Offer condition promptly after it is “triggered” by events that occur during the Offer.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 7 of Amendment No. 3.

Miscellaneous, page 43

17.	While you are not required to distribute the Offer materials into any foreign jurisdiction, tenders must be accepted from all shareholders wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise your disclosure here accordingly.

Response: Pursuant to Rule 14d-10(b)(2), the application of Rule 14d-10(a)(1) shall not “[p]rohibit a bidder from making a tender offer excluding all security holders in a state where the bidder is prohibited from making the tender offer by administrative or judicial action pursuant to a state statute after a good faith effort by the bidder to comply with such statute.” In order to clarify that OCI will make a good faith effort to comply with any such statute, we have provided updated disclosure on page 7 of Amendment No. 3.

Exhibit 99.C – Fairness Opinion

18.	We note the limitation on reliance by Unit holders in the fairness opinion provided by JP Morgan Securities PLC. Delete the disclaimer or disclose the basis for the financial advisor’s belief that it may not be relied upon.

Response: In response to the Staff’s comment, we respectfully note that J.P. Morgan Securities plc (“J.P. Morgan”) was not engaged to, and did not, provide a fairness opinion; rather, J.P. Morgan provided a letter to the board of directors of OCI setting forth a range of values for the Partnership (the “J.P. Morgan Valuation Letter”). The J.P. Morgan Valuation Letter did not speak to the fairness to the unitholders of the Partnership (or even, for that matter, the shareholders of OCI) of the proposed transaction or of the Offer Price, but rather addressed only a range of values for the Partnership. The J.P. Morgan Valuation Letter was provided solely for the benefit of the board of directors of OCI (in its capacity as such) in connection with and for the purposes of the directors’ evaluation of the Partnership.

We note that the engagement letter, effective as of May 25, 2018 and executed by OCI and J.P. Morgan on June 1, 2018, pursuant to which OCI engaged J.P. Morgan as its financial advisor in connection with the proposed Offer, provides that “at the Company’s request, J.P. Morgan will render a valuation letter to the Company’s Board of Directors (the “Letter”) setting forth a range of values for [the Partnership]” and further provides that “[…] the scope, form and substance of the Letter shall be such as J.P. Morgan considers appropriate.”

June 25, 2018

Because the J.P. Morgan Valuation Letter was rendered to the board of directors of OCI, and because such letter was directed to neither the Partnership nor the board of directors of the Partnership, nor did it address the fairness of the proposed transaction or of the Offer Price to the unitholders of the Partnership, such letter should not be relied upon by the unitholders of the Partnership for any purpose. For that reason, we believe it is appropriate to retain the disclaimer in the J.P. Morgan Valuation Letter.

*    *    *    *

Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 3 to the undersigned at (713) 546-7420.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson